April 9, 2019

Desmond Wheatley
Chief Executive Officer
Envision Solar International, Inc.
5660 Eastgate Dr.
San Diego, California 92121

       Re: Envision Solar International, Inc.
           Amendment No. 7 to Registration Statement on Form S-1
           Filed April 8, 2019
           File No. 333-226040

Dear Mr. Wheatley:

       We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 3, 2019 letter.

Amendment No. 7 to Registration Statement on Form S-1

General

1. We note your response to prior comment 2 and your revised disclosure on the prospectus cover page the split is not reflected in the financial statements. We also note your disclosure on page 13 which indicates that the reverse split must occur prior to effectiveness of this registration statement. Please tell us the authority on which you rely for your conclusion that the split need not be reflected in your financial statements.
2.     We note your response to prior comment 6. However, given section 5.f of exhibit 4.2, and
       section 6.d of exhibit 4.4 with section 7.6 of exhibit 1.1, please tell us the purpose of the deletions from pages 31 and 107 of your prospectus. Also, disclose whether the forum provisions apply to actions arising under the Securities Act or Exchange Act.
 Desmond Wheatley
Envision Solar International, Inc.
April 9, 2019
Page 2
3. Please clarify your disclosure on your prospectus cover that "the last reported sales price for [y]our common stock as quoted on the OTC-QB Market" was $9.00 per share on April
       3, 2019 if there was no sale at $9.00. We note your disclosure "on a post reverse split basis," but we also note your first full risk factor on page 29.
      Please contact Thomas Jones at 202-551-3602 or Russell Mancuso, Branch Chief, at 202-
551-3617 with any questions.



                                                            Sincerely,
FirstName LastNameDesmond Wheatley
                                                            Division of
Corporation Finance
Comapany NameEnvision Solar International, Inc.
                                                            Office of
Electronics and Machinery
April 9, 2019 Page 2
cc:       Mark Richardson
FirstName LastName